

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Julia Otey-Raudes
Chief Executive Officer and Chief Financial Officer
ECO INNOVATION GROUP, INC.
16525 Sherman Way, Suite C-1
Van Nuys, CA 91406

> **Re: ECO INNOVATION GROUP, INC.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2020, as amended on September 18, 2020**
> **File No. 333-248871**

Dear Ms. Otey-Raudes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Amendment #1

General

1. Rule 419 defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing the definition of a blank check company in the adopting release for Rule 419, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. In view of the following, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:

- You are issuing penny stock, as defined by Exchange Act Rule 3a51-1;
- You have no operations, minimal assets, and one part-time employee;
- You have no contracts or purchase orders with any retail or wholesale customers; and
- You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding other than this offering.

Please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Cover Page, page 4

2.   Please reconcile your disclosure here that you intend to register your common stock under the Exchange Act with your disclosure on page 69 that you will have a reporting obligation only under Exchange Act Section 15(d).

Business Model, page 7

3.   Please revise the first paragraph to more specifically describe what actual services you provide or intend to provide. For example, you mention providing a "technology incubator platform" that applies "capital and management expertise" to introduce technologies. Discuss what exactly this entails.

4.   Revise the second and third paragraphs to clarify how you will manufacture and source products pursuant to the agreement you mention, given the current stage of your operations and number of employees you currently have. Provide a similar explanation for the Power Booster product mentioned in your disclosure.   Also disclose the basis for your statement in the last sentence of the third paragraph.

Risk Factors, page 12

5.   Please consider adding a risk factor to discuss the material risks associated with the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Use of Proceeds, page 22

6.   Please revise to clarify the intended uses of proceeds from this offering. For example, clarify the equipment, product supplies and inventories you intend to purchase.

Dilution, page 24

7.   Please clarify that your dilution table is based on the most recent balance sheet date and provide an additional line to disclose the amount of the immediate dilution from the public offering price to new investors for each percentage of offering shares sold. Refer to Item 506 of Regulation S-K.

Interests of Experts, page 29

8.   Please revise the date of the auditors' report disclosed here to be consistent with the date of the auditors' report included with your financial statements.

Description of Business, page 30

9.   Please revise to discuss the "maximum business plan" and "minimum business plan" mentioned on page 23.

Description of Business
Business Model, page 30

10. We note your disclosure that on August 25, 2020 you signed a Master Outsourcing Contract Manufacturing Agreement with Eco-Gen Energy, Inc. (Eco-Gen), pursuant to which you will manufacture and source products for Eco-Gen, a related party. Please revise your disclosure to address the following:
   •   Based on your lack of facilities and employees, explain how you will fulfill your commitments under the agreement, including the minimum amount of offering proceeds you believe will be necessary. Provide similar disclosures for your agreement with Power Boast discussed in the section below;
   •   Provide financial information related to the assets and operations of Eco-Gen and address how you determined their ability to fulfill their commitments under the agreement; and
   •   Based on the disclosed terms of the agreement, including the 15% margin, explain how you determined the agreement is for approximately $6 million and is anticipated to produce $25.5 million in revenue over the next 12 months.

Our Technology Agreements, page 31

11. Please tell us where in Exhibit 10.14 you are granted the right to manufacture the product referenced here. It appears from that exhibit that you are merely granted exclusive marketing rights. Also, please file as an exhibit the "Development and Manufacturing Agreement" mentioned in Exhibit 10.14.

Description of Property, page 34

12. You disclose here that you do not lease or own an office, real estate or other assets as of the date of this filing. On page 8, you disclose that your executive offices are at the address to which you refer. Please reconcile. Please also explain how you can or intend to fulfill your obligations under the agreement with Eco-Gen given your current facilities, if any.

Operating Results, page 36

13. Please revise to clarify the services provided by the "professional consultants" and how your business operations were restructured. If the restructuring plan is unfinished, please also discuss what remains to be accomplished.

Involvement in Certain Legal Proceedings, page 38

14. Please reconcile the reference to the "past five years" with the requirements of Item 401(f) of Regulation S-K.

Executive and Director Compensation, page 40

15. Please revise to disclose the information required by Item 402 of Regulation S-K for your last-completed fiscal year.

Security Ownership . . ., , page 41

16. Please tell us how the information in this table and the table on page 25 accounts for the transactions disclosed on pages 67-68. Also tell us how your statement on page 42 that no disclosure is required pursuant to Item 404 of Regulation S-K accounts for these transactions and those described on page 66.

Report of Independent Registered Public Accounting Firm, page 44

17. Based on the requirements of paragraphs 12 and 13 of AS 2415, it appears to us that the titled going concern paragraph should immediately follow the opinion paragraph in the auditors' report. Please clarify or revise.

Notes to Annual Financial Statements
Note 7 - Convertible Notes, page 54

18. We note your disclosure that you determined the conversion option in the convertible note executed on December 9, 2019 met the definition of a derivative liability in accordance with ASC 815 and you bifurcated the embedded conversion option. Please more fully address the following:
    • Tell us how you determined it was appropriate to record a derivative expense of $60,658 during 2019, given the fair value of your derivative liability was $61,073 upon inception and changed to $60,658 as of December 31, 2019; and
    • It appears you recorded a beneficial conversion feature of $21,538 in additional paid in capital. It also appears you recorded additional beneficial conversion features in additional paid in capital for other convertible notes during the interim period. Tell us how you considered the guidance in ASC 815 and ASC 470 in determining the appropriate accounting treatment for the convertible notes since it appears to us that accounting for embedded conversion options as derivatives would preclude recording beneficial conversion options.

Note 9 - Subsequent Events, page 55

19.   Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. This comment is applicable to your subsequent events note on page 68.

Unaudited Interim Consolidated Statements of Changes in Stockholders' Equity, page 59

20.   It appears to us that the first section of this statement actually represents activities and balances for the quarter ended March 31, 2020 as opposed to June 30, 2020. Please clarify or revise. In addition, please present comparative interim statements for the preceding interim periods as required by Rule 8-03(a)(5) of Regulation S-X.

Notes to Interim Financial Statements
Note 7 – Convertible Notes, page 67

21.   You disclose that the convertible note you executed with Pinnacle Consulting Services Inc. on December 9, 2019 matured on June 9, 2020. Please disclose whether this note was paid in full, was converted into shares of common stock or remained outstanding as of June 30, 2020. If this note remained outstanding, please address the potential consequences of the note not being settled before its maturity date.

Shares of common stock, page 70

22.   Please clarify the reference to "these transactions," given that no transactions appear to be described.

Exhibit Index, page 71

23.   Please clarify to what information you are referencing in the note indicated by two asterisks.

Exhibits

24.   Please file as an exhibit the subscription agreement referenced on page 26.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Hawkins